1st FRANKLIN FINANCIAL CORPORATION
213 EAST TUGALO STREET
TOCCOA, GEORGIA 30577
(706) 886-7571

July 14, 2005

VIA EDGAR
Securities and Exchange Commission 450 Fifth Street, N.W. Washington, DC 20549
Re: 1st Franklin Financial Corporation (the "Company") Registration Statement on Form S-2
Dear Sirs:

Attached for filing with the Securities and Exchange Commission (the "Commission") is a registration statement on Form S-2 relating to the registration of $30,000,000 of Variable Rate Subordinated Debentures of the Company.  The filing fee of $3,531 has been wired to the Commission's account.

Please contact the undersigned at (706) 886-7571 in connection with questions or comments concerning the filing.
Thank you for your attention to this matter.
Very truly yours,

/s/ A. Roger Guimond

A. Roger Guimond
Executive Vice President and
Chief Financial Officer

cc: Mark L. Hanson, Esq.

ATI-2174119v1